a lot can happen...

VITEX 2001 ANNUAL REPORT

2001

- INACTINE™ red cell system demonstrated to inactivate *Trypanasoma cruzi*, the parasite that causes Chagas' disease
- ...red cell system demonstrated to inactivate lymphocytes and prevented graft-versus-host disease in an animal model
- Spectrum of virucidal activity of INACTINE™ red cell system expanded to a panel of non-enveloped viruses including VESV, blue tongue virus, reovirus, adenovirus and foot and mouth disease virus
- INACTINE™ red cell system efficiently removes soluble prion proteins
- INACTINE™ red cell system removes impurities that cause transfusion-related acute lung injury (TRALI) and non-hemolytic transfusion reactions
- The shelf-life of INACTINE™ - treated red cells shown to meet blood bank standard of 42-day storage period with <1% hemolysis
- Phase II clinical trial for INACTINE™ red cell system demonstrates safety of transfusion of a full unit in normal volunteers; results reported at the American Society of Hematology Meeting
- Cash position significantly bolstered by SWIB investment of $10 million
- Plasma operations divestiture completed; $27 million received to fund INACTINE™ red cell program

2002

- INACTINE™ red cell system demonstrated to inactivate the parasites that cause babesiosis and malaria
- Metabolic and structural integrity of INACTINE™-treated red cells demonstrated to meet blood bank standard
- Mechanism of INACTINE™ chemistry elucidated at the molecular level
- Lack of *in vivo* genotoxicity of the INACTINE™ chemistry reported at Society of Toxicology meeting
- First Processing Center for INACTINE™ red cell system launched

And we're just getting started.

In just over two years, Vitex has advanced its lead program, the INACTINE™ Pathogen Inactivation system for red cells, from IND approval through two successful clinical trials. The chart below details the tremendous scientific and clinical progress achieved over this short period of time.

1999 — **2000**

- *INACTINE™ system, the first technology to show inactivation of a non-enveloped virus, Porcine parvovirus, in red blood cells*
- *INACTINE™ treatment of baboon red cells did not affect the cells' survival*
- *Acute toxicology studies demonstrated compelling safety margin for the INACTINE™ system*
- *IND clearance granted and Phase I trial initiated*
- *Merger with Pentose Pharmaceuticals completed*
- *$3 million equity investment made by Pall Corporation*
- *INACTINE™ red cell system demonstrated to inactivate Yersinia enterocolitica, Pseudomonas fluorescens, Pseudomonas putida, three of the most common bacteria known to contaminate red blood cells*
- *INACTINE™ red cell system inactivates HIV and models for Hepatitis C in red blood cells*
- *Subchronic toxicity study confirms lack of antigenicity for INACTINE™ system*
- *INACTINE™ red cell system compatible with routine blood bank serology*
- *Haemonetics Corporation and Amersham Biosciences partnerships formed*
- *New corporate headquarters and R&D facilities established in Watertown, Massachusetts*
- *Phase I clinical trial for INACTINE™ red cell system completed and results reported at the American Society of Hematology Meeting*
- *Phase II clinical trial initiated*
- *$4 million milestone investment made by Pall Corporation*
- *Patent position strengthened; broad patent issued covering methods related to the INACTINE™ system for pathogen inactivation of blood products*
- *INACTI*


West Nile Virus
Trypanasoma cruzi
Cytomegalovirus
Yersinia enterocolitica
in a short amount of time.
Staphylococcus epidermidis
Borrelia burgdorferi
Lymphocytes
HIV
Plasmodium falciparum

Protecting the health and safety of its citizens has become a priority for all nations. The study of pathogens and how to combat their ill effects on human health is a large part of this effort. Never before in history has there been a time when such attention is being paid to understanding how to prevent the spread of pathogens that cause infectious diseases. It is now well recognized that blood transfusions provide a highly efficient means for transmitting pathogens. The existing safeguards for blood transfusion safety are donor deferral and testing the blood for five pathogens. As advances in the sciences occur, the inadequacies of screening for only five pathogens are becoming more apparent. Further, the limitations of those tests have become more recognized as more and more microbes are discovered to be contaminating the blood supply. In addition, we live with the vulnerability of a deadly new blood-borne disease emerging at any time.

Since current methods and technologies fall short in protecting the safety of the blood supply, Vitex has responded with an innovative blood banking process that no longer depends upon inspection. By replacing the old paradigm of testing with the INACTINE™ pathogen reduction red cell system, a new era of blood safety is within our reach. The INACTINE™ red cell system achieves this advancement by combining a powerful chemistry to eliminate pathogens with a red cell purification process. Red blood cells are the most frequently transfused blood component with over 41 million units being transfused annually in the US, Europe and Japan.

Blood is our lifesaving resource. Our goal at Vitex is to restore the public's trust in the safety of this precious resource.


vitex

From left: Samuel K. Ackerman, M.D., Chairman of the Board and Chief Scientific Officer; John R. Barr, President and CEO; Bernadette L. Alford, Ph.D., Executive Vice President, Development, Regulatory and Clinical Affairs; Thomas T. Higgins, Executive Vice President, Operations and CFO

Dear Stockholder,

In 2001, the term 'biosafety' became part of our lexicon. The threat of new and deadly pathogens became a significant and very public concern. Our newspapers reported almost daily on potential threats to the health of our Nation's citizens.

Unfortunately, the threat of pathogens is not a new challenge for those tasked with protecting the safety of the blood supply. Despite improvements in the sensitivity of tests, there is no practical technology currently available to address blood safety challenges posed by the diversity of pathogens. Additionally, demand for blood is increasing, while supplies remain at very low levels. Increasingly stringent donor exclusion criteria, the only other practical method, absent a screening test to ensure blood safety, is further complicating the task of maintaining adequate safety stocks of blood.

We believe Vitex has the right technology at the right time

We advanced our lead program, the INACTINE™ system for red blood cells, from IND approval through Phase I and Phase II trials in just over two years, an impressive accomplishment for any biologic therapeutic. Furthermore, we achieved success in every phase of our INACTNE™ program in 2001. In preclinical studies we demonstrated a broad range of inactivation of viruses, bacteria and parasites using the INACTINE™ red cell system. We also reported on the unique ability of the INACTINE™ system to remove in a highly efficient fashion, prion proteins, from red blood cell units.

Pathogenic prion proteins are the agents that cause mad cow disease, or human variant Creutzfeldt-Jakob disease. Combined with our ongoing achievements in the clinic, these accomplishments position Vitex's INACTINE™ red cell system for commercial success in the estimated $3 to $4 billion a year red blood cell market.

Let me address Vitex's most significant highlights from last year.

Advancing the Science of INACTINE™

To kill or inactivate a broad range of pathogens with a single agent is a tremendous challenge in and of itself. To overcome this challenge while also maintaining the therapeutic properties of the red blood cell, represents the true genius of the INACTINE™ technology.

Our R&D team had an outstanding year in advancing the science of the INACTINE™ red cell system. Over the course of the year, our scientific leadership was well represented in multiple industry and scientific forums, where they presented important data that showed the broad range of pathogens inactivated by the INACTINE™ red cell system.

Specifically, Vitex reported positive data on the unique ability of the INACTINE™ red cell system to inactivate a broad range of non-enveloped viruses that are particularly hard to inactivate. These included the virus that causes foot and mouth disease, Porcine parvovirus, reovirus, adenovirus, and blue tongue virus.

Additionally, we increased the number of bacteria successfully inactivated by the INACTINE™ red cell system in both the gram negative and gram positive species. Bacterial contamination of red blood cells is among the most daunting challenge to blood safety experts, as there is currently no method to inactive bacteria in red blood cells. And in some cases, bacterial contamination can cause immediate death due to septic shock reactions.

The INACTINE™ red cell system was also shown to be highly effective against multiple parasites that can infect a unit of red blood cells. In 2001 our scientific team, in collaboration with outside experts, completed excellent *in vitro* and *in vivo* studies on the inactivation of the parasite *Trypanasoma cruzi*. In early 2002 we added *Plasmodium falciparum*, the parasite that causes malaria, and *Babesia microti*, the parasite that causes babesiosis, to this already unprecedented list.

In addition, another outside collaboration reported convincing data, which indicated that the INACTINE™ red cell system might be able to replace gamma-irradiation to prevent transfusion-associated graft-versus-host-disease, a fatal complication of blood transfusions. Gamma-irradiation can shorten the shelf life of the red blood cells and cause other damage to the cells.

Among Vitex's most exciting findings were the results of a study that showed that the INACTINE™ system removed prion proteins from red blood cells in a highly efficient manner. Vitex also has a second promising prion program underway. In April, we announced a new collaboration with Oxford University to develop a diagnostic for prion-related diseases using a technology known as aptamers with human and animal disease applications. Our goal in 2002 is to select a lead candidate aptamer that we can further develop into a highly selective screening test for these deadly diseases.

Advancing our Clinical Programs

In December 2001 Vitex completed its Phase II trial, and reported the results at the American Society of Hematology Meeting in Orlando, Florida. These results demonstrated that red cells treated with INACTINE™ can be safely transfused following storage of up to 42 days, the current limit for red blood cells. We look forward to FDA approval to initiate our pivotal Phase III program for INACTINE™ in 2002.

Beyond the US, Vitex plans to market the INACTINE™ red cell system in Europe and Japan. We hope to finalize our European and Japanese clinical trial programs this year using the US trials as the primary source of clinical data to support marketing applications in both of these regions.

Preparing for Commercialization

In 2002, we intend to dedicate a significant portion of our time and resources on pre-commercialization efforts to support a successful launch of Vitex's INACTINE™ red cell system. Toward that end, we have built a prototype processing center in Stoughton, Massachusetts, a community in close proximity to our corporate headquarters. We will use the center to process units for our pivotal trials and to refine the INACTINE™ process for successful commercial launch. We believe we will also be able to demonstrate the scalability of the process to both customers and regulators from around the world. Additionally, we intend to license the center as part of our BLA.

We will also work with our commercial partner, Pall Corporation, and a key supplier, Haemonetics Corporation, to prepare for the roll out of the INACTINE™ red cell technology. Lastly, we have begun the process of educating public policy experts in Washington on the potential of the INACTINE™ system to improve blood safety. Our goals in advance of licensing are to communicate the outstanding value of Vitex's technology and to pave the way for adequate reimbursement for the technology as close as possible to commercial launch.

In summary, 2001 was a year of tremendous progress for Vitex in all aspects of our exciting development and clinical programs. On the business side, we raised $27 million in non-dilutive financing through the sale of our Plasma Operations. Financially, these funds helped us advance our lead programs. Strategically, we were able to sharpen our focus on those programs most aligned with our corporate objectives.

Based on the goals achieved in 2001, and the goals set forth for the year ahead, we at Vitex believe the Company is well positioned for much success in the coming months. I look forward to updating you on our continued progress throughout 2002.

Sincerely,



John R. Barr
President and CEO
March 31, 2002

Vitex's INACTINE™ system for red cells is being developed to inactivate and remove pathogens in red cell units intended for transfusion into patients. A unit of red blood cells is among the most frequently prescribed therapeutic with over 41 million units transfused annually in the US, Europe and Japan.

Extensive preclinical and clinical testing conducted by Vitex to date shows that the INACTINE™ red cell system has successfully inactivated an unmatched list of pathogens that can contaminate a unit of red blood cells – these include enveloped and non-enveloped viruses, parasites, gram negative and gram positive bacteria, and lymphocytes - all of which endanger the transfusion recipient. Additionally, the INACTINE™ system for red cells demonstrated in a preclinical study highly efficient removal of prion proteins, which in their pathogenic form cause mad cow disease or in humans, variant Creutzfeldt-Jakob disease. Equally important is the Company's compelling body of data, collected by Vitex, clinical investigators, and other outside collaborators, which indicate that the INACTINE™ system maintains the critical parameters of red blood cell physiology.

PEN110 is a small molecule - We believe its small size allows PEN110 to penetrate and inactivate or 'kill' a wide range of pathogens including hard-to-inactivate, non-enveloped viruses.

PEN110 remains active in the red cell unit for at least 24 hours - The ability of PEN110 to remain active for this extended amount of time allows the compound sufficient time to penetrate the capsid of a wide variety of pathogens.

PEN110 is self activating - PEN110 remains inert until it is activated when it comes into proximity with its nucleic acid [RNA or DNA] target. Red cells contain no nucleic acid, and INACTINES™ can therefore target the nucleic acid of the pathogenic genome, in effect killing the pathogen by preventing replication, while effectively preserving the therapeutic properties of the red cells themselves.

Step One: Add the INACTINE™ molecule (PEN110) to the unit of red blood cells.

Step Two: Incubate the unit overnight.

Step Three: Remove the INACTINE™ compound using a highly automated cell washing device. Purification of red cells by this automated process confers important safety benefits to the blood product (see side bar, *Cell Washing: A Unique Advantage for Red Cell Purification*, on the facing page).

Vitex's INACTINE™-treated unit of red blood cells is ready for immediate transfusion or can be stored for up to 42 days prior to transfusion.

Vitex's INACTINE™ red cell system has the potential to change the way we think of red blood cell transfusion safety. We believe our system is unmatched in its ability to inactivate a broad range of pathogens while preserving the therapeutic properties of the red cell. Since transfusion therapy is a set of processes not a product, the INACTINE™ system can be seamlessly integrated into the existing blood collection manufacturing, storage and logistical processes.

CELL WASHING: A UNIQUE ADVANTAGE FOR RED CELL PURIFICATION

The INACTINE™ red cell system begins when our proprietary compound, PEN110, is added to a unit of donated red blood cells. The treated unit then incubates at room temperature. During this incubation period, any nucleic acid containing pathogens present in the blood are inactivated, or 'killed'. The function of the red cell remains intact since red cells do not contain RNA or DNA.

After incubation, the compound is removed using a process known as cell washing, an important and unique step of Vitex's INACTINE™ process.

Based on Vitex's extensive INACTINE™ red cell process studies, the cell washing step is effective in removing red cell contaminants, including cytokines, membrane fragments, platelets and anaphylotoxins, all of which can cause adverse reactions including death in patients receiving the transfusion.



Vitex's INACTINE™ system has also shown to be effective in removing soluble prion proteins from a unit of red cells. Vitex believes this exclusive feature, combined with the additional benefits of cell washing, strengthen the commercial promise of the INACTINE™ system.

The Pathogen Profiles

Vitex has a goal to transform the safety of red blood cell transfusions by addressing microbial and immunologic risk factors. The Company's INACTINE™ pathogen reduction red cell system combines a powerful chemistry to eliminate pathogens with a red cell purification process. Pathogens susceptible to inactivation by the INACTINE™ chemistry include enveloped and non-enveloped viruses, gram negative and gram positive bacteria, parasites and lymphocytes. In addition, the INACTINE™ pathogen reduction red cell system removes PEN110, prion proteins, immunoglobulins, cytokines, and anaphylotoxins.

The charts below highlight some of the results of Vitex's extensive preclinical studies on the inactivation of pathogenic agents.

Pathogenic Agent



West Nile virus


HIV RNA and p24
Entry of p24 core and HIV RNA
HIV RNA -> DNA
Nuclear transport of HIV DNA integration

HIV

Class

West Nile virus: Virus

HIV: Virus

Medical Significance

West Nile virus: West Nile encephalitis - an inflammation of the brain

HIV: AIDS

Perspective

West Nile virus: West Nile virus (WN virus) was first isolated from a woman with fever in the West Nile District of Uganda in 1937. The virus became recognized as a cause of severe human meningoencephalitis (inflammation of the spinal cord and brain) in patients during an outbreak in Israel in 1957. The first appearance of WN virus in North America came in 1999, with encephalitis reported in humans and horses, and may be an important milestone in the evolving history of this virus. Individuals acquire West Nile encephalitis by the bite of mosquitoes infected with the WN virus. The virus does have a brief period of viremia prior to the appearance of symptoms, and it is thought that the vast majority of infections are asymptomatic. Thus, the potential for transfusion transmission does exist, and there may be concern in the event of a widespread outbreak.

HIV: HIV antibody testing has been practiced since 1985. Testing technology has evolved considerably over the years, with a variety of new and improved tests coming into use. Currently, blood is tested for the presence of HIV using one test to detect the presence of antibody to the virus, another test to detect the presence of an HIV protein and a third test to detect the presence of HIV nucleic acid. Although the testing process is highly sophisticated, it can still fail to detect the virus in blood from a donor who gives blood soon after being exposed to HIV. The failure of screening to protect all patients from HIV infection was demonstrated by the unfortunate case in early 2002 of a patient in Temple, Texas who received tainted blood while undergoing emergency bypass surgery.

Current Blood Screening

West Nile virus: No

HIV: Yes

Vitex Preclinical Results

Complete Inactivation of WN Virus in 15 Minutes


Titer (TCID$_{50}$ log$_{10}$ /mL)
0
1
2
3
4
5
6
7
8
0
0.5
1
1.5
2
2.5
3
Treatment Time (hours)

Inactivation of U1 HIV by INACTINE™ PEN110


Titer (TCID$_{50}$ log$_{10}$ /mL)
0
1
2
3
4
5
6
0
1
2
3
4
5
6
Treatment Time (hours)



Plasmodium falciparum

Parasite

Malaria

Malaria occurs in over 100 countries and territories. More than 40% of the people in the world are at risk. The World Health Organization estimates that yearly 300-500 million cases of malaria occur and more than 1 million people die of malaria. About 1,200 cases of malaria are diagnosed in the United States each year. Most cases in the United States are in immigrants and travelers returning from malaria-risk areas. Individuals acquire malaria from the bite of a malaria-infected mosquito. The first malaria transmission with a blood transfusion was reported in 1911. Malaria can be transmitted by transfusion of any blood component containing red blood cells.

Since there is no approved laboratory test in the U.S. to screen donated blood for malaria, prevention depends on the exclusion of potentially infected donors who are identified during the donor interview.

Inactivation of *Plasmodium falciparum* in RBC: Dose Response of PEN110


% RBC Parasitemia
0
1
2
3
4
5
6
7
8
0
0.001
0.005
0.01
0.05
0.1
PEN110 Concentration (v/v%)



Yersinia enterocolitica

Bacteria

Sepsis or bacteremia - a bacterial infection in the bloodstream or body tissues

Bacterial infections transmitted in blood transfusion are associated with the rapid onset of sepsis and occurs in about one-sixth of contaminated units transfused. Bacterial contamination of blood components is the second most frequently reported cause of transfusion-related fatalities reported to the FDA. Blood components can be contaminated by the donor at collection through skin flora or during blood processing. The clinical significance and incidence of blood component contamination remain uncertain and the need for a strategy to prevent bacterial contamination of red cells remains.

Donor questioning. Bacteria are typically undetectable by most methods at the time of phlebotomy, but become detectable after a holding period which allows for the growth of bacteria.


Log (cfu/mL)
0
2
4
6
8
10
INACTINE™
CONTROL
0
2
3
7
14
21
28
35
42
Days of Storage



Lymphocytes

Eukaryotic Cell

Transfusion-Related Graft-Versus-Host Disease

Lymphocytes are present in all blood donations. These lymphocytes can attack the tissues of the recipient unless the immune system of the recipient successfully destroys these transfused lymphocytes. If the lymphocytes are not destroyed, a disease which is almost invariably fatal called transfusion-related graft versus host disease (TR-GVHD) occurs. Irradiation of cellular blood products is currently the only accepted methodology to prevent TR-GVHD. Because the irradiation treatment damages the quality of the blood, it is reserved to be used only for those patients believed to be at risk. A process which is gentle enough to be routinely used on all red cell transfusions would reduce the risk of TR-GVHD.

No

Prevention of Graft-Versus-Host Disease with INACTINE™ PEN110

Donor	Treatment	Spleen Weight (mg)	Cytolytic Activity (% lysis)	Immunoglobulin production (treated/control)
C57BL/6	Control	0.163 ± 0.063	49.5 ± 21.8	1.18 ± 0.68
C57BL/6	PEN110	0.065 ± 0.013	2.3 ± 3.2	0.83 ± 0.37
None	Control	0.065 ± .008	1.88 ± 2.8	0.99 ± 0.27

The Aptamer Technology

Prions in their pathogenic form are the causative agents of mad cow disease and human variant Creutzfeldt-Jakob disease (vCJD). These diseases are 100% fatal and no diagnostic or therapy currently exists. Furthermore, because prion-related diseases have long incubation times, 10 to 30 years, there is a concern among regulatory bodies that individuals will unknowingly transmit this infectious agent via blood transfusion.

The FDA has implemented a series of increasingly stringent donor criteria guidelines to protect the Nation's blood supply against this disease threat. In 2002, the FDA plans to tighten these guidelines to exclude donations from those who have spent a cumulative three months or more in the UK, or more than five years in any other European country, from 1980 to 1996. The guidelines will decrease the percentage of eligible donors by approximately 5%.

The goal of Vitex's aptamer technology program is to develop a test specific for the pathogenic form of the prion. Aptamers are bits of RNA and DNA and are thought to be ideal candidates for diagnostic approaches in this area. Through its agreement with Oxford University, Vitex has exclusive access to Oxford's proprietary aptamer technology. Vitex scientists, in collaboration with researchers at Oxford, are working to identify an aptamer that binds in a selective fashion to the pathogenic form of the prion. The chosen aptamer will then be used to support the development of Vitex's diagnostic test.

Financial Review

Table of Contents

Management's Discussion and Analysis of Financial Condition and Results of Operations

Forward-Looking Statements

This document and other documents we may file with the Securities and Exchange Commission contain forward-looking statements. Also, our company management may make forward-looking statements orally to investors, analysts, the media and others. Forward-looking statements express our expectations or predictions of future events or results. They are not guarantees and are subject to many risks and uncertainties. There are a number of factors that could cause actual events or results to be significantly different from those described in a forward-looking statement. Forward-looking statements might include one or more of the following:

- anticipated clinical trial timelines or results;
- anticipated research and product development results;
- projected regulatory timelines;
- descriptions of plans or objectives of management for future operations, products or services;
- forecasts of future economic performance; and
- descriptions or assumptions underlying or relating to any of the above items.

Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They use words such as "anticipate", "estimate", "expect", "project", "intend", "opportunity", "plan", "potential", "believe" or words of similar meaning. They may also use words such as "will", "would", "should", "could" or "may". Given these uncertainties, you should not place undue reliance on these forward-looking statements, which speak only as of the date of this report. You should review carefully the risks and uncertainties identified in our Annual Report on Form 10-K which is available from the Securities and Exchange Commision at www.sec.gov, or by contacting Vitex's Investor Relations department. We may not revise these forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events.

Recent Developments

We divested our Plasma Operations located in Melville, New York on August 14, 2001, as more fully discussed in Note 3 to the consolidated financial statements. This business was responsible for producing intermediate plasma fractions for Bayer Corporation and for viral inactivation of transfusion plasma for the American National Red Cross. The Plasma Operations accounted for all of our historical revenues with the exception of partner research funding. Management's Discussion and Analysis of Financial Condition and Results of Operations following herein includes commentary on these now-divested Plasma Operations. We have included herein, following the discussion of historical results of operations and liquidity and capital resources, a section addressing pro forma results of operations for our remaining operations covering fiscal year 2001 as compared to fiscal year 2000.

The consideration we received in exchange for substantially all the assets and liabilities of the Plasma Operations was as follows, in thousands:

Cash	$30,000
Liabilities assumed by Precision:	
Capital lease obligations	880
Advances from customers	3,131
Total	$34,011

The cash consideration of $30.0 million includes a $3.0 million holdback by Precision, payable after two years, subject to the satisfaction of indemnification obligations. At closing, the Company received $25.0 million and was eligible to receive additional consideration of up to $2.0 million if Precision achieved certain financial goals. These goals were met in the fourth quarter of 2001 and the $2.0 million contingent consideration was received from Precision subsequent to year end. During fiscal 2001, we reported a loss of $6.8 million on the divestiture transaction.

Results of Operations
Fiscal Year 2001 as Compared to Fiscal Year 2000

Net Revenues

Processing revenues decreased 42 percent to $20.6 million for fiscal year 2001 in comparison with $35.5 million in fiscal year 2000. The 2001 results reflect a partial year of activity due to the divestiture of the Plasma

Operations on August 14, 2001. The Plasma Operations were responsible for all reported processing revenues.

Partner research funding, principally from Pall Corporation, increased by $2.2 million or 55 percent to $6.3 million for fiscal year 2001 versus fiscal year 2000. The increase reflects the acceleration of our research and development efforts in the INACTINE™ red blood cell program.

Cost of Sales

Cost of sales was $15.7 million or 76 percent of processing revenues in fiscal year 2001 versus $28.1 million or 79 percent of processing revenues in fiscal year 2000. The decrease in cost of sales reflects lower processing volume and the divestiture of the Plasma Operations in August 2001. As mentioned previously, 2001 cost of sales was for a partial year due to the August 14, 2001 divestiture of the Plasma Operations.

Research and Development

Research and development costs increased by $2.7 million to $20.2 million in fiscal year 2001 versus $17.5 million in fiscal year 2000. Our increased spending is concentrated in our INACTINE™ red cell pathogen reduction program which covered Phase II clinical trials in 2001. The upward trend in spending is expected to continue in fiscal 2002 as the INACTINE™ red cell program moves forward in the clinic.

Selling, General and Administrative Expenses

Selling, general and administrative expenses decreased $2.6 million in fiscal 2001 to $7.8 million from $10.4 million in the prior year. The decrease reflects the effects of the divestiture of the Plasma Operations on August 14, 2001. Going forward to fiscal 2002, we expect selling, general and administrative expenses to be below fiscal 2001 spending level, into the range of approximately $6.0 million.

Plasma Operations Divestiture

During fiscal year 2001, we recorded a net charge of $6.8 million for the divestiture of our Plasma Operations.

Provision for Income Taxes

For fiscal years 2001 and 2000, we have recorded no income tax expense or benefit. At December 29, 2001 and December 30, 2000, we established a full valuation allowance against our net deferred tax asset positions of $38.0 million and $25.7 million, respectively. Realization of these net deferred tax assets will be based on, among other things, our ability to generate future taxable profits and utilize our net operating loss carryforwards and tax credits before they expire.

Fiscal Year 2000 as Compared to Fiscal Year 1999

Net Revenues

Processing revenues decreased 16 percent, or $7.0 million, to $35.4 million for fiscal year 2000 compared to $42.4 million for fiscal year 1999. The sales decline was due to reduced PLAS+®SD business partially offset by gains in plasma fractions. PLAS+®SD volumes were down and revenues declined 50 percent from the prior year reflecting shortfalls in the Red Cross plasma deliveries.

Revenue from plasma fractions increased 24 percent in comparison with the prior year. Volume was constant during the year and processing fees were increased slightly from 1999.

We recorded a credit of $1.2 million for fiscal year 2000 under the Red Cross Sales Incentive Program as the program was terminated early and the initial estimate of program cost of $4.5 million recorded in 1999 was in excess of actual incentives earned by the Red Cross.

Partner research funding, principally from Pall Corporation, increased 124 percent, or $2.2 million, to $4.0 million for fiscal year 2000 compared to $1.8 million for fiscal year 1999. The increase reflects the overall expansion of our research and development efforts primarily in the INACTINE™ red blood cell program. Also, fiscal year 1999 research funding was lower than normal during the second half of 1999 as we initiated a restructuring of our research program in anticipation of our merger with Pentose Pharmaceuticals, Inc.

Taking into account the effects of the Sales Incentive Program in fiscal years 2000 and 1999, net revenues increased 2 percent, or $1.0 million, to $40.7 million for fiscal year 2000.

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)

Cost of Sales

Cost of sales was $28.1 million, or 79 percent of processing revenues for fiscal year 2000, compared to $24.7 million, or 58 percent of processing revenues for fiscal year 1999. This provided gross margins of 21 percent and 42 percent for fiscal years 2000 and 1999, respectively. The increase in cost of sales of $3.4 million reflected the 15 percent increase in fractionation processing volume following the addition of new capacity at the end of fiscal 1999. PLAS+®SD cost of sales as a percentage of net revenue increased significantly due to reduced plasma supply from the Red Cross causing lower volumes and correspondingly lower absorption of fixed costs. We implemented a workforce reduction in the third quarter of 2000 for the plasma operations in order to lower our manufacturing cost structure and to better match our production capacity to the expected Red Cross processing volumes for PLAS+®SD. Severance and other costs recorded within cost of sales for the workforce reduction amounted to $0.6 million.

Research and Development

Research and development costs increased $8.7 million for fiscal year 2000 to $17.5 million, compared to $8.8 million for fiscal year 1999. This increase reflects the overall expansion of our research efforts and specifically the increased spending on the INACTINE™ red blood cell pathogen reduction program, as well as the cost of Universal PLAS+®SD Phase III clinical trials. Research and development expenses during 1999 were reduced to a lower than normal level during the second half of that year after we restructured our research program to eliminate redundancies in anticipation of the November 1999 merger with Pentose Pharmaceuticals, Inc.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased $1.0 million for fiscal year 2000 to $10.4 million, compared to $9.4 million in fiscal year 1999. The increase in expenses was due to product support for PLAS+®SD early in the year including marketing support to the New York Blood Center of $0.4 million. Due to the workforce reduction in the third quarter of 2000, we eliminated several sales and administrative positions and we recorded severance costs of $0.1 million.

Charges Related to Pentose Merger

In fiscal year 1999, we recorded restructuring costs of approximately $2.2 million for expenses related to the integration of our research and development activities with those of Pentose Pharmaceuticals, Inc. These costs covered a reduction in staffing levels and the elimination of duplicate facilities.

We accounted for the Pentose merger as a purchase transaction valued at $38.8 million and, accordingly, we recorded assets and liabilities at their fair values. In-process research and development acquired in the transaction in the approximate amount of $33.0 million was recorded as a charge against operations.

Charge Related to Product Recall

In fiscal year 1999, we executed a voluntary recall of lots of PLAS+®SD that were found to contain heightened levels of parvo B19 virus. We recorded a charge in the amount of $2.6 million to cover the write-off of inventory lots, production testing, other direct recall expenses and a reserve for an equitable sharing of recall costs incurred by our exclusive distributor of PLAS+®SD, the Red Cross.

Settlement of Insurance Claim

We successfully resolved a dispute with our insurer, Vigilant Insurance Company, over a 1996 claim that resulted from a malfunction in our manufacturing equipment and in December 1999 we received a cash payment of $3.5 million.

Interest Income (Expense), net

We incurred net interest expense of $0.1 million for fiscal year 2000 compared to net interest income of $0.1 million for fiscal year 1999. Lower cash balances decreased interest earned from 1999.

Discount on Customer Advance

In the amendment to the Red Cross Agreement effective April 1, 2000, the non-interest bearing Red Cross advance was restructured to extend repayment terms. Upon discounting the new terms to present market value, we recorded a credit of $0.4 million.

Provision for Income Taxes

For fiscal years 2000 and 1999, we have recorded no income tax expense or benefit. At December 30, 2000 and January 1, 2000, we established a full valuation allowance against our net deferred tax asset positions of $25.7 million and $18.0 million, respectively. Realization of these net deferred tax assets will be based on, among other things, our ability to generate future taxable profits and utilize our net operating loss carryforwards and tax credits before they expire.

Liquidity and Capital Resources

We have historically financed our operations through sales of common stock, issuance of long-term debt and capital lease financing arrangements. In addition, we generated cash from our Melville, New York Plasma Operations business, which was sold on August 14, 2001. We also receive research and development funding under a collaboration agreement with Pall Corporation, one of our shareholders.

At December 29, 2001, we had working capital of $23.4 million, including cash and cash equivalents and short-term investments of $25.3 million, in comparison with working capital of $4.5 million, including cash and cash equivalents of $7.8 million at December 30, 2000. The primary objectives for our investment of cash balances are safety of principal and liquidity. Available cash balances are invested in money market funds and in portfolios of investment grade corporate and U.S. government securities.

During fiscal year 2001, we increased our cash position through the $25.0 million proceeds from the divestiture of our Plasma Operations, the $10.0 million proceeds from the sale of common stock to an outside investor, and the $1.0 million proceeds from the issuance of stock under stock plans. These cash inflows were offset by operating losses and changes in working capital of $12.9 million, investment in property, plant and equipment of $1.7 million, repayment of capital lease obligations of $1.2 million and repayment of long-term debt of $2.7 million.

Under terms of the Plasma Operations divestiture (see Note 3 to the consolidated financial statements), we were entitled to contingent consideration of up to $2.0 million if Precision met certain processing milestones. These were fully achieved and we received payment of $2.0 million subsequent to year end.

Under our collaborative agreement with Pall Corporation, Pall is obligated to make investments in our common stock at market price according to a series of milestone events. We will be entitled to receive the next milestone investment in the amount of $4.0 million, shortly after enrollment of the first patient in the Phase III clinical trials for red blood cells.

We expect that a combination of our cash and cash equivalent balances and short-term investments, our research and development funding by Pall Corporation, the upcoming equity milestones from Pall Corporation and the Precision payment to be sufficient to meet our cash requirements over the next fiscal year.

Pro Forma Results of Operations

The following unaudited pro forma consolidated statements of operations are based on the historical consolidated financial statements of our Company after giving effect to our divestiture of the Plasma Operations as if the sale had occurred on the first day of fiscal year 2000. In deriving these unaudited pro forma consolidated statements, revenues, cost of sales, sales and marketing costs and interest expense associated with the Plasma Operations were eliminated from the historical consolidated financial statements. The results presented here are not necessarily indicative of the results of operations that would have been obtained had the sale actually occurred on the date set forth above.

Pro Forma Condensed Consolidated Statements of Operations For the fiscal years ended December 29, 2001 and December 30, 2000 (unaudited) (in thousands, except for per share data)

	December 29, 2001	December 30, 2000
Revenues - partner research funding	$6,264	$4,030
Cost and expenses:		
Research and development costs	20,098	16,074
Selling, general, administrative expenses	7,446	6,915
Total operating costs and expenses	27,544	22,989
Loss from operations	(21,280)	(18,959)
Interest income, net	470	787
Net loss	($20,810)	($18,172)
Basic and diluted net loss per share	($0.93)	($0.92)
Weighted average common shares used in computing basic and diluted net loss per share	22,325	19,860

Pro forma Fiscal 2001 as Compared to Pro Forma Fiscal 2000

Net Revenues

Partner research funding, principally from Pall Corporation, increased by $2.2 million or 55 percent to $6.3 million for the fiscal year 2001 versus fiscal year 2000. The increase reflects the acceleration of our research and development efforts in the INACTINE™ red blood cell program.

Research and Development

Research and development costs increased by $4.0 million to $20.1 million in fiscal year 2001 versus $16.1 million in fiscal year 2000. Our increased spending is concentrated in our INACTINE™ red cell pathogen reduction program which covered Phase II clinical trials in fiscal year 2001.

Selling, General and Administrative Expenses

Selling, general and administrative expenses were slightly higher in fiscal 2001 at $7.4 million versus $6.9 million in fiscal 2000 due to increased legal costs.

Interest Income, net

Net interest income was $0.5 million for fiscal year 2001 compared to $0.8 million for fiscal year 2000. This reflects higher cash balances in fiscal 2000 where, under the pro forma scenario, divestiture proceeds were received on the first day of fiscal 2000.

Report of Independent Auditors

The Board of Directors and Stockholders of
V.I. Technologies, Inc.:

We have audited the accompanying consolidated balance sheets of V.I. Technologies, Inc. as of December 29, 2001 and December 30, 2000 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended December 29, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of V.I. Technologies, Inc. as of December 29, 2001 and December 30, 2000 and the results of their operations and their cash flows for each of the years in the three-year period ended December 29, 2001, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Boston, Massachusetts
January 21, 2002

Consolidated Balance Sheets

	December 29, 2001	December 30, 2000
Assets		
Current assets:		
Cash and cash equivalents	$21,949,176	$ 7,767,698
Short-term investments	3,332,385	--
Trade receivables	--	5,332,420
Other receivables	3,254,325	2,387,378
Inventory	--	1,599,863
Prepaid expenses and other current assets	778,114	1,157,145
Total current assets	29,314,000	18,244,504
Property, plant and equipment, net	4,302,978	39,602,001
Intangible assets, net	3,539,664	3,895,332
Inventory	--	1,532,200
Other assets, net	6,073,258	455,094
Total assets	$43,229,900	$63,729,131
Liabilities and Stockholders' Equity		
Current liabilities:		
Current portion of long-term debt	$ --	$2,687,500
Current portion of capital lease obligations	254,007	1,697,424
Accounts payable	1,536,804	2,333,254
Accrued expenses	4,007,545	6,789,527
Deferred revenue	152,628	152,628
Due to related parties	--	120,288
Total current liabilities	5,950,984	13,780,621
Capital lease obligations, less current portion	159,067	560,703
Advances from customer	3,224,950	2,971,353
Deferred revenue	1,106,553	1,259,181
Total liabilities	10,441,554	18,571,858
Stockholders' equity:		
Preferred stock, par value $.01 per share; authorized 1,000,000 shares; no shares issued and outstanding	--	--
Common stock, par value $.01 per share; authorized 45,000,000 shares; issued and outstanding 22,730,316 at December 29, 2001 and 20,780,839 at December 30, 2000	227,303	207,808
Additional paid-in-capital	141,354,765	130,323,222
Accumulated deficit	(108,793,722)	(85,373,757)
Total stockholders' equity	32,788,346	45,157,273
Total liabilities and stockholders' equity	$43,229,900	$63,729,131

The accompanying Notes are an integral part of the consolidated financial statements.

Consolidated Statements of Operations

	Year ended December 29, 2001	Year ended December 30, 2000	Year ended January 1, 2000
Revenues:			
Processing revenue	$20,628,258	$35,445,300	$42,423,296
ARC Incentive Program credit (charge)	--	1,234,705	(4,500,000)
Partner research funding	6,264,233	4,029,938	1,800,000
Net revenues	26,892,491	40,709,943	39,723,296
Costs, expenses and charges:			
Cost of sales	15,696,850	28,107,067	24,742,197
Research and development costs	20,194,144	17,477,072	8,765,884
Selling, general and administrative expenses	7,755,234	10,370,847	9,371,803
Charges related to merger - R&D restructuring	--	--	2,208,419
- In-process R&D	--	--	32,998,489
Charge related to product recall	--	--	2,583,000
Total operating costs, expenses and charges	43,646,228	55,954,986	80,669,792
Loss from operations	(16,753,737)	(15,245,043)	(40,946,496)
Plasma operations divestiture	(6,800,835)	--	--
Settlement of insurance claim	--	--	3,500,000
Interest income (expense), net	134,607	(137,694)	47,327
Discount on customer advance	--	401,740	70,000
Total other income (loss)	(6,666,228)	264,046	3,617,327
Net loss	($23,419,965)	($14,980,997)	($37,329,169)
Basic and diluted net loss per share	($1.05)	($0.75)	($2.78)
Weighted average common shares used in computing basic and diluted net loss per share	22,316,424	19,859,644	13,405,294

The accompanying Notes are an integral part of the consolidated financial statements.

Consolidated Statements of Stockholders' Equity

Years ended December 29, 2001, December 30, 2000 and January 1, 2000

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Accumulated Deficit	Stockholders' Equity
Balance at January 2, 1999	12,359,148	$123,592	$86,574,660	($33,063,591)	$53,634,661
Issuance of shares of common stock under stock option and purchase plans	194,563	1,946	484,879	--	486,825
Issuance of shares of common stock to Pall Corp. in connection with research collaboration	538,821	5,388	2,994,612	--	3,000,000
Issuance of common stock in connection with Pentose merger	6,443,731	64,437	35,528,563	--	35,593,000
Net loss	--	--	--	(37,329,169)	(37,329,169)
Balance at January 1, 2000	19,536,263	$195,363	$125,582,714	($70,392,760)	$55,385,317
Issuance of shares of common stock under stock option and purchase plans	437,514	4,374	748,579	--	752,953
Issuance of shares of common stock to Pall Corp. in connection with research collaboration	807,062	8,071	3,991,929	--	4,000,000
Net loss	--	--	--	(14,980,997)	(14,980,997)
Balance at December 30, 2000	20,780,839	$207,808	$130,323,222	($85,373,757)	$45,157,273
Issuance of shares of common stock under stock option and purchase plans	282,810	2,828	1,048,210	--	1,051,038
Issuance of shares of common stock	1,666,667	16,667	9,983,333	--	10,000,000
Net loss	--	--	--	(23,419,965)	(23,419,965)
Balance at December 29, 2001	22,730,316	$227,303	$141,354,765	($108,793,722)	$32,788,346

The accompanying Notes are an integral part of the consolidated financial statements.

Consolidated Statements of Cash Flows

	Year ended December 29, 2001	Year ended December 30, 2000	Year ended January 1, 2000
Cash flows from operating activities:			
Net loss	($23, 419,965)	($14,980,997)	($37,329,169)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:			
Plasma Operations divestiture	6,800,835	--	--
Depreciation and amortization	3,379,630	4,433,745	3,088,259
Discount on customer advances and long-term receivables	(52,589)	(401,740)	(70,000)
Net accretion of interest	160,008	265,999	278,800
Charge related to in-process R&D	--	--	32,998,489
Changes in operating accounts, excluding the effects of a business acquisition and an operation divested:			
Trade receivables	2,703,972	(735,938)	(629,724)
Other receivables	952,457	(1,851,547)	304,387
Inventory	(32,671)	(387,784)	(232,066)
Prepaid expenses and other assets	196,358	(120,791)	352,353
Accounts payable and accrued expenses	(3,322,866)	(686,016)	1,201,314
Due to related parties, net	(120,288)	(365,713)	799,217
Deferred revenue	(145,069)	1,411,809	--
Net cash (used in) provided by operating activities	(12,900,188)	(13,418,973)	761,860
Cash flows from investing activities:			
Proceeds from Plasma Operations divestiture	25,000,000	--	--
Cash resulting from Pentose merger	--	--	548,507
Purchases of short-term investments	(3,332,385)	--	--
Additions to property, plant and equipment	(1,725,411)	(6,086,853)	(9,192,459)
Net cash provided by (used in) investing activities	19,942,204	(6,086,853)	(8,643,952)
Cash flows from financing activities:			
Proceeds from issuance of common stock	11,051,038	4,752,953	3,486,825
Principal repayment of long-term debt	(2,687,500)	(2,687,500)	(2,687,500)
Principal repayment of capital lease obligations	(1,224,076)	(1,677,718)	(1,295,891)
Net cash provided by (used in) financing activities	7,139,462	387,735	(496,566)
Net increase (decrease) in cash and cash equivalents	14,181,478	(19,118,091)	(8,378,658)
Cash and cash equivalents, beginning of year	7,767,698	26,885,789	35,264,447
Cash and cash equivalents, end of year	$21,949,176	$7,767,698	$26,885,789

The accompanying Notes are an integral part of the consolidated financial statements.

1. Organization and Business Overview

V.I. Technologies, Inc. ("Vitex" or the "Company"), a biotechnology company headquartered in Watertown, Massachusetts, is developing products designed to improve the safety of the world's blood supply. The Company's INACTINE™ technology is designed to inactivate a wide range of known and as-yet-unknown viruses, bacteria and parasites, and has demonstrated its ability to remove prions, while preserving the therapeutic properties of red blood cells. The technology works by binding to the RNA or DNA of the pathogen. Once bound, the compound forms an irreversible bond to the pathogenic nucleic acid preventing replication and thereby "killing" the pathogen. The Company's lead product is INACTINE™ pathogen reduction of red blood cells. Efforts are underway to demonstrate the system's success in three areas necessary for commercial viability: broad pathogen kill, a wide safety margin for the patient, and minimal interference with the function of the red cell. The Company currently has collaborations with Pall Corporation, Haemonetics Corporation, and Amersham Pharmacia Biotech to support commercialization of the INACTINE™ portfolio of products. In collaboration with Oxford University, Vitex is developing a diagnostic test for pathogenic prions using aptamer technology.

The Company has an accumulated deficit of $108.8 million as of December 29, 2001. Management expects to continue to incur operating losses as the Company pursues its research and development programs. The Company has historically financed its research and development efforts through the sale of common stock and through partner research funding. Prior to the August 2001 divestiture, the Company's Plasma Operations also contributed to funding research and development.

The Company faces certain risk and uncertainties similar to other biotechnology companies including the future profitability of the Company; its ability to obtain additional funding; protection of patents and property rights; uncertainties regarding the development of the Company's technologies; competition and technological change; governmental regulations including the need for product approvals; and attracting and retaining key officers and employees.

For presentation purposes, the years ended December 29, 2001, December 30, 2000 and January 1, 2000 are referred to as fiscal years 2001, 2000 and 1999, respectively, in the Notes to the financial statements.

2. Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements include the financial statements of the Company and its wholly owned subsidiary, V.I.Technologies Ltd., an entity incorporated for regulatory purposes in the United Kingdom. All intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates made by the Company include the useful lives of fixed assets and intangible assets, the recoverability of long-term assets and the collectibility of other receivables.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities under three months at the time of purchase to be cash equivalents. Cash equivalents principally consist of money market funds invested in a portfolio of investment grade, corporate and U.S. government obligations all of which are carried at market value. As of December 29, 2001 and December 30, 2000, cash equivalents amounted to $20.8 million and $7.4 million, respectively. Included in the cash and cash equivalent balances at December 29, 2001 is restricted cash of $0.6 million for letters of credit on leased facilities.

Short-term Investments

Short-term investments consist of investments with maturities between three months to one year at the time of purchase. These short-term investments consist of a portfolio of investment grade, corporate and U.S. governmental obligations all of which are carried at market value.

Inventory

Costs incurred in processing by the Company's Plasma Operations were included in inventory and expensed upon recognition of related revenues. Such costs included supplies, direct labor and processing overheads. The plasma itself was supplied and owned by the Company's customers and, as such, was not included in inventory. Inventory was stated at the lower of cost, as determined using the average cost method, or net realizable value. At December 30, 2000, certain inventory was classified as long-term, as it was not expected to be used in manufacturing in the next fiscal year. Inventory at December 30, 2000 was comprised of work-in-process of $0.5 million, supplies of $1.0 million, and short-term and long-term resins of $1.6 million.

Property, Plant and Equipment

Property, plant and equipment are stated at cost and depreciated on a straight-line basis over the estimated useful lives of the respective assets. These range from seven to twenty-five years for building and manufacturing equipment, and three to five years for all other tangible assets.

Long-lived Assets

The Company reviews its long-lived assets (property, plant and equipment) for impairment whenever events of circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of the expected cash flows, undiscounted and without interest, is less than the carrying amount of the asset, an impairment loss is recognized as the amount by which the carrying amount of the asset exceeds its fair value.

Intangible Assets

Intangible assets principally consist of core technology and work force acquired in the Pentose merger (see Note 4). Core technology is being amortized on a straight-line basis over fifteen years, and workforce is being amortized on a straight-line basis over five years. Periodically, the Company reviews the recoverability of its intangible assets. The measurement of possible impairment is based primarily on the ability to recover the balance of the intangible assets from expected future operating cash flows on an undiscounted basis. Accumulated amortization relating to intangible assets amounted to $0.7 million and $0.4 million, at December 29, 2001 and December 30, 2000. Amortization expense amounted to $0.4 million for fiscal years 2001 and 2000.

Revenue Recognition

Revenue earned by the Company's Plasma Operations was recognized in the period in which the processing services were rendered and upon satisfaction of certain quality control requirements. It was not subject to repayment or future performance obligations.

Processing revenue was derived from providing services to Bayer Corporation and to the American National Red Cross. Bayer and the Red Cross contributed 89% and 11%, respectively, of total processing revenue in fiscal 2001 prior to the Plasma Operations divestiture described in Note 3. In fiscal 2000, the composition of revenues was 61% and 29% for Bayer Corporation and the American National Red Cross, respectively. Processing revenues to Bayer Corporation and the American National Red Cross each amounted to approximately 45% of total revenue, excluding the American National Red Cross sales incentive charge (see Note 12) for fiscal year 1999. At December 30, 2000, amounts owed from Bayer and the American National Red Cross amounted to 24% of net trade receivables.

Research and Development

All research and development costs are charged to operations as incurred. Partner research funding revenue, primarily from Pall Corporation, is recognized when eligible costs are incurred or research is performed. Included within partner research funding are up-front payments and milestone payments from collaborators which are amortized to revenue over the life of the related agreements.

Income Taxes

Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the amounts of existing assets and liabilities carried on the consolidated financial statements and their respective tax bases and the benefits arising from the realization of operating loss and tax credit carry-forwards. Deferred tax assets and liabilities are measured using tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is established when necessary to reduce deferred tax assets to the amount expected to be realized.

Net Loss Per Share

Basic net loss per share is computed by dividing the net loss by the weighted average number of common shares outstanding. Diluted net loss per share is the same as basic net loss per share since the inclusion of potential common stock equivalents (stock options and warrants) in the computation would be anti-dilutive. The dilutive effect of common stock equivalents for the years 2001, 2000, and 1999, had they been included in the computation, would have been approximately 211,000, 365,000 and 714,000, respectively.

Fair Values of Financial Instruments

The fair values of the Company's capital lease obligations are estimated using discounted cash flow analyses, based upon the Company's estimated incremental borrowing rate for similar types of securities (see Note 8). For all other financial instruments, the carrying value approximates fair value due to the short maturity or variable interest rate applicable to such instrument.

Stock-Based Compensation

The Company accounts for stock-based compensation arrangements in accordance with the provisions of Accounting Principle Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25") and complies with the disclosure provisions of Statement of Financial Accounting Standards ("SFAS") No. 123 "Accounting for Stock-Based Compensation". Under APB No. 25, compensation cost is recognized based on the difference, if any on the date of grant between the fair value of the Company's stock and the amount an employee must pay to acquire the stock. All stock options issued to-date have been granted at the fair market value of the stock on the respective grant dates. Equity instruments issued to non-employees are accounted for in accordance with the provisions of SFAS No. 123 and EITF 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods or Services."

Comprehensive Income (Loss)

The Company adopted SFAS No. 130 "Reporting Comprehensive Income", which requires that all components of comprehensive income (loss) be reported in the consolidated financial statements in the period in which they are recognized. For all periods reported, the Company's comprehensive loss is equal to its net loss reported in the accompanying consolidated statements of operations.

New Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board issued SFAS No. 141, "Business Combinations" ("SFAS 141"), and SFAS No. 142, "Goodwill And Other Intangible Assets" ("SFAS 142"). SFAS 141 addresses the accounting for acquisitions of businesses and is effective for acquisitions occurring on or after July 1, 2001. SFAS 142 addresses the method of identifying and measuring goodwill and other intangible assets acquired in a business combination, eliminates further amortization of goodwill, and requires periodic evaluations of impairment of goodwill balances. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. The Company amortized $0.4 million of intangible assets during fiscal year 2001 and 2000. The Company is currently assessing the impacts of adoption of SFAS 141 and SFAS 142.

Statement of Financial Accounting Standards No. 143, "Accounting For Asset Retirement Obligations", ("SFAS 143"), issued in June 2001, addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and for the associated retirement costs. SFAS 143 which applies to all entities that have a legal obligation associated with the retirement of a tangible long-lived asset is effective for fiscal years beginning after June 15, 2002. The Company does not expect the implementation of SFAS 143 to have a material impact on its financial condition or results of operations.

Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", ("SFAS 144"), issued in August 2001, addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS 144, which applies to all entities, is effective for fiscal years beginning after December 15, 2001. The Company does not expect the implementation of SFAS 144 to have a material impact on its financial condition or results of operations.

3. Plasma Operations Divestiture

On August 14, 2001, the Company completed the divestiture of its Plasma Operations located in Melville, New York to Precision Pharma Services, Inc. ("Precision"). Precision is a newly-formed company owned by management of the Plasma Operations and Ampersand Ventures ("Ampersand"), a Vitex shareholder (see Note 9). These operations were responsible for producing intermediate plasma fractions for Bayer and for viral inactivation of transfusion plasma for the Red Cross. The Plasma Operations accounted for all of the Company's previously reported processing revenues. The total value of the transaction was approximately $34.0 million. Prior to the closing of the transaction, the Company obtained a fairness opinion from an investment banker that the transaction was fair to the shareholders of the Company.

Consideration received in exchange for substantially all the assets and liabilities of the Plasma Operations was as follows, in thousands:

Cash	$ 30,000
Liabilities assumed by Precision:	
Capital lease obligations	880
Advances from customer	3,131
Total consideration	$ 34,011

The cash consideration of $30.0 million includes a $3.0 million holdback by Precision, payable on the second anniversary of the divestiture, subject to indemnification obligations of the Company. At closing, the Company received $25.0 million and was eligible to receive additional consideration of up to $2.0 million if Precision achieved certain financial goals. These goals were met in the fourth quarter of 2001 and the $2.0 million contingent consideration was received from Precision subsequent to year end. The $2.0 million payment is included in other receivables in the consolidated balance sheet at December 29, 2001.

The Company recorded the Precision $3.0 million holdback at its net present value of $2.7 million. The advances from customer of $3.1 million at closing represents a continuing obligation of the Company which Precision is required to fund at maturity in 2003. The holdback and guaranty are included in other assets in the consolidated balance sheet at December 29, 2001.

A summary at August 14, 2001 of the net assets as sold to Precision and the liabilities assumed by Precision is as follows, in thousands:

Trade receivables	$ 2,628
Inventory	3,175
Property, plant and equipment	34,312
Other assets	596
Total assets	40,711
Current liabilities, excluding capital lease obligations	1,565
Net assets divested	$ 39,146

Based upon the transaction consideration of $33.7 million, at net present value, in comparison with the net book value of the assets and liabilities transferred to Precision of $39.1 million plus transaction-related costs and adjustments of $1.4 million, the Company recorded a loss of $6.8 million on the divestiture.

The Company has guaranteed the performance of Precision under capital and operating leases assumed by Precision in the transaction. The aggregate outstanding payments under these leases totaled $0.8 million at December 29, 2001.

The Company's unaudited pro forma results for fiscal years 2001 and 2000 assuming the divestiture occurred on the first day of fiscal year 2000 are as follows, in thousands, except for per share data:

	2001	2000
Net revenues	$6,264	$4,030
Net loss	($20,810)	($18,172)
Basic and diluted loss per share	($0.93)	($0.92)

These unaudited pro forma results have been prepared for comparative purposes only and do not purport to be indicative of the results of operations that actually would have resulted had the divestiture occurred on the first fiscal day of 2000 or the future results of operations.

4. Pentose Merger

On November 12, 1999, the Company completed its merger with Pentose Pharmaceuticals, Inc., a Delaware corporation ("Pentose"), pursuant to an Agreement and Plan of Merger and Reorganization dated as of July 28, 1999. Pentose's principal business involves the development for commercialization of novel antiviral products for medical use based on innovative applications of nucleic acid chemistry. Pentose developed the INACTINE™ technology platform for the inactivation of viral pathogens in blood components, for transfusion plasma derivatives and for biopharmaceuticals. Under the terms of the merger, 6,443,731 shares of common stock of the Company were issued in exchange for all of the outstanding Pentose common and preferred stock. Following the exchange, former shareholders of Pentose owned approximately 34% of the outstanding common stock of Vitex. Each outstanding option and warrant to purchase Pentose common stock was converted into the right to purchase 0.48937 of a share of Vitex common stock. A total of approximately 500,000 shares of the Company's common stock were issuable to option-holders and warrant-holders of Pentose upon exercise of options and warrants assumed in the merger.

The merger was accounted for under the purchase method of accounting. The purchase price representing the fair value of the common stock and other direct acquisition costs of $38.8 million has been allocated to the assets and liabilities assumed based on fair values at the date of acquisition. The excess of the fair value of the net assets acquired over the purchase price represented negative goodwill of approximately $2.0 million which was allocated proportionately to reduce the value of the noncurrent assets acquired and in-process R&D which was charged to operations. The purchase price was allocated as follows:

Cash	$ 549,000
Other current assets and long-term deposits	409,000
Workforce	542,000
Core technology	3,709,000
In-process R&D	32,998,000
Fixed assets	595,000
Net purchase price	$ 38,802,000

The workforce valuation was based upon replacement cost. The valuation of core technology and in-process R&D was based on estimated future revenues. In-process R&D was valued by estimating the projected net cash flows related to products under development, based upon the future revenues to be earned upon commercialization of such products. The percentage of the cash flow allocated to purchased in-process R&D was derived from the estimated percentage completion for each of the projects. These cash flows were discounted back to their net present value. The resulting projected net cash flows from such projects reflect management's estimates of revenues and operating profits related to such projects.

In anticipation of the merger with Pentose, the Company recorded a research and development charge in 1999 of $2.2 million for severance and other integration related expenses, including the elimination of duplicate facilities and excess capacity, operational realignment and related workforce reductions of the Company's employees and facilities. As a result of the merger, 22 employees were severed. The charge was substantially paid by December 29, 2001.

5. Property, Plant and Equipment

Property, plant and equipment consist of the following components:

	2001	2000
Land	$ –	$638,000
Building and related improvements	2,457,000	28,819,000
Manufacturing and laboratory equipment	1,872,000	23,074,000
Office furniture and equipment	1,024,000	2,913,000
Construction in progress	159,000	990,000
	5,512,000	56,434,000
Accumulated depreciation and amortization	(1,209,000)	(16,832,000)
	$ 4,303,000	$39,602,000

The cost of manufacturing and laboratory equipment held under capital leases (see Note 8) amounted to $0.6 million and $6.8 million at December 29, 2001 and December 30, 2000, respectively. Accumulated depreciation relating to such equipment amounted to $0.2 million and $1.6 million at the end of fiscal years 2001 and 2000, respectively. Amortization expense for this equipment amounted to $0.4 million, $0.5 million and $0.4 million, respectively, for fiscal years 2001, 2000 and 1999. The total net book value of property, plant and equipment transferred to Precision as part of the divestiture (see Note 3) amounted to $34.3 million, of which $4.5 million represented equipment held under capital leases.

6. Accrued Expenses

Accrued expenses consist of the following components:

	2001	2000
Accrued employee compensation	$ 1,201,000	$1,853,000
Accrued operating taxes	1,322,000	1,807,000
Accrued divestiture costs (see Note 3)	1,083,000	--
Accrued transportation fees	--	666,000
Accrued marketing	--	205,000
Other	402,000	2,259,000
	$ 4,008,000	$6,790,000

7. Long-term Debt

The Company was obligated under a credit agreement with a bank for a term loan in the initial principal amount of $10.8 million. The term loan was secured by substantially all the assets of the Plasma Operation plant. The term loan bore interest at the Company's option of either LIBOR plus 2.75% to 1.75% or the base rate of the bank, as defined, plus margins of up to 0.5%. At December 30, 2000, the Company was using one month LIBOR (6.64%) plus 2.75%. In connection with the divestiture of its Plasma Operations in August 2001 (see Note 3), the Company settled all outstanding balances of the term loan.

8. Capital Lease Obligations

The Company was obligated under a Master Equipment Lease Agreement (the "Master Lease") under which it borrowed $6.2 million to lease production equipment for its Plasma Operations plant. The Master Lease contained escalating monthly lease payments over a five-year period and various options to purchase the equipment. The effective interest rate was approximately 16.2% per annum. With consent of the lessor, the Master Lease was transferred to Precision during the Plasma Operations divestiture (see Note 3).

The Company has several capital lease obligations related to laboratory equipment. Under these leases, the Company has options to purchase the equipment at prices specified in the agreements. The effective annual interest rates of the leases approximates 9.3%.

Total future minimum payments are as follows:

2002	$ 290,000
2003	164,000
Total minimum lease payments	454,000
Less amounts representing interest	(41,000)
Present value of minimum lease payments	413,000
Less current maturities	254,000
Long-term portion	$ 159,000

The fair value of the Company's capital lease obligations was approximately $0.4 million at December 29, 2001.

9. Stockholders' Equity

Common Stock

On November 12, 1999, the Company and Pentose Pharmaceuticals, Inc. completed a merger whereby Pentose shareholders received 6,443,731 shares of Vitex common stock, par value $0.01 per share for all the outstanding common and preferred shares of Pentose. These shares represented 34 percent of the outstanding Vitex common stock after the merger.

On December 6, 1999, the Company reached a performance milestone under its collaboration agreement with Pall (see Note 12). As required under the agreement, Pall invested $3.0 million for 538,821 shares of the Company's common stock based on the then current average market price of $5.57 per share.

On December 27, 2000, the Company reached another performance milestone under its collaboration agreement with Pall. As required under the agreement, Pall invested $4.0 million for 807,062 shares of the Company's common stock based on the then current average market price of $4.96 per share.

On March 2, 2001, the Company sold 1,666,667 shares of the Company's common stock to an outside investor at the then current market price of $6.00 per share for a total of $10.0 million.

On May 24, 2001, the Company shareholders voted to increase the number of authorized shares of common stock from 35 million to 45 million.

Ampersand Ventures, the Company's largest shareholder, owns beneficially or controls approximately 34 percent of the Company's common stock. Certain matters which, under the restated Certificate of Incorporation, require a 66 2/3 percent vote by the shareholders for approval may be delayed or blocked solely by Ampersand Ventures. These matters include the election of the board of directors, amendments to organizational documents, or approval of any merger, sale of assets or other major corporate transaction.

Preferred Stock

Preferred stock may be issued from time to time in one or more series, with such designations, rights, and preferences as shall be determined by the Board of Directors. No preferred stock was outstanding as of December 29, 2001 or December 30, 2000.

10. Stock Plans

Employee Stock Purchase Plan

Under the 1998 Employee Stock Purchase Plan ("the 1998 Purchase Plan"), employees may purchase shares of common stock at a discount from fair market value. The 1998 Purchase Plan is intended to qualify as an employee stock purchase plan within the meaning of Section 423 of the Internal Revenue Code. Rights to purchase common stock under the 1998 Purchase Plan are granted at the discretion of the Compensation Committee of the Board of Directors, which determines the frequency and duration of individual offerings under the 1998 Purchase Plan and the dates when stock may be purchased. Eligible employees participate voluntarily and may withdraw from any offering at any time before stock is purchased. Participation terminates automatically upon termination of employment. The purchase price per share of common stock to the purchaser under the 1998 Purchase Plan is 85 percent of the lesser of the Company's common stock fair market value at the beginning of the offering period or on the applicable exercise date and may be paid through payroll deductions, periodic lump sum payments or both. The 1998 Purchase Plan terminates in February 2008. There are 89,445 shares of common stock reserved for issuance under the 1998 Purchase Plan, of which 19,037 shares and 31,698 shares of common stock were issued during the years ended December 29, 2001 and December 30, 2000, respectively. There are 6,587 shares available for future purchase as of December 29, 2001.

Director Stock Option Plan

All of the directors who are not employees of the Company (the "Eligible Directors") are currently eligible to participate in the Director Stock Option Plan (the "1998 Director Plan"). Each non-employee who is initially elected to the Company's Board of Directors shall, upon his initial election by the Company's stockholders, automatically be entitled to an option to purchase 15,000 shares of common stock. In addition, each Eligible Director will be entitled to receive an annual option to purchase 2,000 shares of common stock.

The options vest over a four-year period with 25% of the grant vesting after six months, and 25% vesting at the end of the second, third and fourth year thereafter, provided that the option-holder is still a director of the Company at the opening of business on such date. The 1998 Director Plan has a term of ten years. The exercise price for the options is equal to the last sale price for the common stock on the business day immediately preceding the date of grant. The exercise price may be paid in cash or shares. During 2001, the Company increased the number of shares of common stock reserved for issuance under the 1998 Director Plan from 150,000 to 250,000, of which 103,000 options are available for future grants as of December 29, 2001.

Equity Incentive Plans

The Company has 3,000,000 shares of common stock reserved for issuance under the 1998 Equity Incentive Plan (the "1998 Equity Plan") of which 240,661 options are available for future grants as of December 29, 2001. The 1998 Equity Plan permits the granting of both incentive stock options and nonstatutory stock options. The option price of the shares for incentive stock options cannot be less than the fair market value of such stock at the date of grant. Options are exercisable over a period determined by the Board of Directors, but not longer than ten years after the grant date. All stock options issued to date have been granted at the fair market value of the stock on the respective grant dates.

In connection with the Pentose merger, the Company adopted the 1999 Supplemental Stock Option Plan (the "1999 Plan") authorizing the granting of both incentive and nonstatutory stock options on 1,000,000 shares of common stock reserved under the plan of which 469,863 options are available for future grants as of December 29, 2001. The option price of the shares for incentive stock options cannot be less than the fair market value of such stock at the date of grant or 110% of the fair market value per share if the optionee owns more than 10% of the total combined voting power of the Company.

Pro forma information regarding net loss and net loss per share for each of the years in the three-year period ended December 29, 2001 was determined as if the Company had accounted for its stock options using the fair value method estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions:

	2001	2000	1999
Volatility	70%	76%	67%
Expected dividend yield	0%	0%	0%
Risk-free interest rate	4.63%	6.38%	6.0%
Expected life	5 years	5 years	5 years

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information is as follows:

	2001	2000	1999
Net loss:			
As reported	($23,420,000)	($14,981,000)	($37,329,000)
Pro forma	($24,555,000)	($16,467,000)	($37,718,000)
Basic and diluted net loss per share:			
As reported	($1.05)	($0.75)	($2.78)
Pro forma	($1.10)	($0.83)	($2.81)

Information as to options for shares of common stock granted for fiscal years 2001, 2000 and 1999 is as follows:

	2001		2000		1999	
	Options	Weighted-average exercise price	Options	Weighted-average exercise price	Options	Weighted-average exercise price
Outstanding, beginning of year	2,632,558	$6.79	2,205,926	$6.01	1,702,975	$7.15
Granted	542,629	6.90	1,159,639	7.19	922,571	3.77
Exercised	(263,773)	3.63	(405,816)	1.48	(162,440)	2.80
Forfeited	(513,931)	7.41	(327,191)	8.86	(257,180)	9.13
Outstanding, end of year	2,397,483	6.95	2,632,558	6.79	2,205,926	6.01
Exercisable, end of year	1,181,768	7.13	1,063,832	6.48	1,044,609	5.05
Weighted-average fair value of options granted during the year		$4.26		$4.79		$3.50

The following table summarizes the information on stock options outstanding at December 29, 2001:

	Options Outstanding			Options Exercisable	
Range of exercise prices	Number outstanding	Weighted-average remaining contractual life	Weighted-average exercise price	Number exercisable	Weighted-average exercise price
$0.03	11,092	5.5	$0.03	11,092	$0.03
$0.21	15,906	5.9	$0.21	13,458	$0.21
$0.62	134,471	7.3	$0.62	67,792	$0.62
$2.80 - 3.88	156,977	5.1	$3.39	138,227	$3.33
$4.78 - 7.00	952,544	8.7	$6.49	148,663	$6.25
$7.50 - 11.18	1,014,669	6.9	$8.36	718,668	$8.30
$11.63	101,788	6.5	$11.63	76,341	$11.63
$17.58	10,036	6.6	$17.58	7,527	$17.58
Totals	2,397,483			1,181,768	

Warrants

At December 29, 2001, the Company had 15,812 outstanding warrants to purchase common stock with exercise prices ranging from $2.80 to $6.14. These warrants expire at various dates between March 2004 and March 2006.

11. Income Taxes

The Company's deferred tax assets and liabilities were as follows:

	2001	2000
Deferred tax assets:		
Research and development tax credits	$ 2,013,389	$1,485,954
Net operating loss carryforwards	36,728,859	24,023,702
Depreciation and amortization	–	181,801
ARC sales incentives and other expenses	–	288,646
Other, net	1,266,347	1,382,320
Total deferred tax assets	40,008,595	27,362,423
Valuation allowance	(38,044,492)	(25,676,247)
Net deferred tax assets	1,964,103	1,686,176
Deferred tax liabilities	(1,964,103)	(1,686,176)
Totals	$ –	$ –

The reconciliation of the statutory federal income tax rate to the Company's effective tax rate is as follows:

	2001	2000
Tax at federal statutory rate	(34.0%)	(34.0%)
State tax, net of federal benefit	– %	– %
Change in valuation allowance	39.8%	35.1%
Research and development credits	(2.2%)	(1.1%)
Other	(3.6%)	– %
Provision for taxes	– %	– %

At December 29, 2001 and December 30, 2000, a valuation allowance has been applied to offset the respective deferred tax assets in recognition of the uncertainty that such tax benefits will be realized. The valuation allowance increased by $12.4 million in fiscal year 2001 and $7.7 million in fiscal year 2000.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers projected future taxable income and tax planning strategies in making this assessment. In order to fully realize the deferred tax asset, the Company will need to generate future taxable income of approximately $85.5 million. At December 29, 2001, the Company has available net operating loss carryforwards for federal and state income tax reporting purposes of approximately $85.5 million, and has available research and development credit carryforwards for federal income tax reporting purposes of approximately $2.0 million, which are available to offset future taxable income, if any. These carryforwards will expire beginning in 2010. Deferred tax assets and related valuation allowance of $0.5 million related to the net operating loss carryforward results from the exercise of employee stock options, the tax benefit of which, when recognized, will be accounted for as a credit to additional paid-in-capital rather than a reduction of income tax expense.

The Company experienced a change in ownership during July 1998, which resulted in approximately $22.8 million of the Federal net operating loss being subject to an annual limitation of approximately $7.4 million. In addition, the net operating loss carryforwards of $85.5 million includes $11.5 million from the acquisition of Pentose which is subject to an annual limitation of $2.1 million.

12. Collaborations

Pall Corporation

On February 19, 1998, the Company and Pall Corporation ("Pall") entered into a series of agreements (the "Pall Agreements") providing for, among other things, a collaboration on the development and marketing of systems employing the Company's pathogen reduction technologies for red blood cell and platelet concentrates. Pall is a leading manufacturer and supplier of filtration products, including those relating to the collection, preservation, processing, manipulation, storage and treatment of blood and blood products. Under the Pall Agreements, Pall receives exclusive worldwide distribution rights to all the Company's systems incorporating pathogen reduction technology for red blood cells and platelets. The parties have also agreed to share research, development, clinical and regulatory responsibilities and will equally share profits and joint expenses from operations after each party is reimbursed for its cost of goods. Substantially all of the partner research funding reflected in the consolidated statements of operations is received from Pall. Partner research funding included within other receivables on the consolidated balance sheets at fiscal year end 2001 and 2000 amounts to $0.5 million and $0.6 million, respectively.

Upon execution of the Pall Agreements and at the time of the Company's initial public offering, Pall made equity investments in Vitex totaling $9.0 million. In addition, the Pall Agreements provide that Pall will purchase up to $17.0 million worth of the Company's common stock in installments tied to the achievement of specified development milestones ($10.0 million remaining at December 29, 2001). Such equity investments by Pall will be made at the prevailing market price per share. The Company reached equity milestones in December 2000 and December 1999 and, accordingly, Pall purchased $4.0 million and $3.0 million, respectively, of the Company's common stock at the then market price. Certain of the Pall Agreements may be terminated in certain circumstances including an event of default by either party. As of December 29, 2001, Pall owned approximately 10% of the Company's outstanding shares.

Amersham Pharmacia Biotech

On April 6, 2000, the Company entered into a ten-year worldwide license and distribution agreement with Amersham Pharmacia Biotech ("APBiotech"), the life science business of Nycomed Amersham plc. Under the agreement APBiotech will exclusively market and distribute the Company's INACTINE™ pathogen reduction technology to manufacturers of biopharmaceuticals and transgenic products and to plasma fractionators. Vitex retains rights for the marketing and distribution of the technology in all other areas including blood components such as red cells, platelets and plasma.

Under the terms of the agreement, the Company received non-refundable up-front payments and milestone payments totaling $1.5 million in fiscal 2000 and could also receive further payments of $1.0 million subject to certain product testing and FDA approval milestones. In addition, the Company will receive a percentage royalty based on net sales made by APBiotech which incorporate the INACTINE™ technology. The Company will provide APBiotech with technical support, training and conduct research and development projects as directed by APBiotech during the ten-year term of the agreement. In accordance with SAB 101, the payments will be recognized from the date of receipt of the payments through the end of the term of the agreement or approximately ten years. For the fiscal year 2001 and 2000, the Company recognized revenue of $0.2 million and $0.1 million from these payments, which is recorded within partner research funding on the consolidated statements of operations. The balance of $1.3 million is reflected as deferred revenue in the consolidated balance sheet as of December 29, 2001.

Plasma Operations

Prior to the divestiture of its Plasma Operations (see Note 3), the Company maintained commercial relationships with two principal customers: Bayer Corporation ("Bayer") and the American National Red Cross ("the Red Cross"). The Company processed Bayer plasma into intermediate plasma derivatives and returned these products for further manufacturing within Bayer's production facilities. Commercial terms were documented in the 1995 Agreement for Custom Processing (the "Processing Agreement") which, with amendments extended to 2003. This Processing Agreement was assigned to Precision in the Plasma Operations divestiture. In fiscal year 1999, the Company collected a $3.5 million insurance settlement related to a claim for losses incurred during processing of Bayer plasma in fiscal year 1998.

The Company also processed plasma for the Red Cross into virally inactivated transfusion plasma which was marketed by the Red Cross under the brand, PLAS+®SD. Commercial terms were documented in the 1997 Supply, Manufacturing, and Distribution Agreement (the "Agreement"). Prior to the divestiture of the Plasma Operations, the Company exercised its rights to terminate the Agreement in June 2001 in order to allow Precision to negotiate a new arrangement.

In fiscal year 1999, the Company recorded a charge of $4.5 million for the estimated costs of a PLAS+®SD Sales Incentive Program. The program was terminated early and, in fiscal 2000, the Company recorded a credit of $1.2 million representing unused sales incentives.

Under a previous collaboration agreement, the Red Cross had made a total of $3.0 million non-interest bearing, unsecured advances. The original terms were subsequently amended and the Company discounted the advance to its net present value using an interest rate of 7.75 percent. As part of an amendment to the Agreement in fiscal 2000, certain sales incentives earned by the Red Cross of approximately $0.5 million were added to the outstanding Red Cross advance, increasing the balance to $3.5 million due in 2003. This new balance was discounted to net present value using an interest rate of 8.0 percent. This resulted in a gain of $0.4 million, which was recorded in 2000. The Red Cross advances remain obligations of the Company, subject to a funding guaranty by Precision as described in Note 3.

13. Charge Related to Product Recall

On April 16, 1999, the Company initiated a voluntary recall of certain lots of PLAS+®SD, which were found to contain a heightened presence of parvovirus B19. This recall, which was a precautionary measure, was completed on May 12, 1999. In the accompanying consolidated statements of operations for fiscal year 1999, the charge related to product recall of $2.6 million includes the write-off of inventory lots with heightened levels of parvovirus B19, production testing, other direct recall expenses and a reserve for an equitable sharing of recall costs incurred by the Red Cross. Costs associated with idle production facilities during the recall period, in the amount of $0.3 million, are included in cost of sales.

14. Other Related-Party Transactions

License Agreements

The Company was spun-off from the New York Blood Center, Inc. ("NYBC") in 1995. Under terms of the spin-off, NYBC transferred to the Company various net assets including the Plasma Operations plant in Melville, New York, related operating and product licenses and certain other tangible and intangible assets. The Company also became the licensee of a portfolio of patents and patent applications held by the NYBC, including those related to the use of the SD viral inactivation technology. In exchange for these net assets, the NYBC received all of the issued and outstanding common stock of the Company. In anticipation of the Plasma Operations divestiture (Note 3), the Company terminated the last active license from NYBC, the license to SD viral inactivation technology. Under the license agreements, the Company was required to pay royalties to the NYBC on revenues derived from their use. In fiscal years 2001, 2000 and 1999, total payments to NYBC were $0.7 million, $1.4 million, and $1.7 million, respectively. Also, in fiscal 2000 the Company agreed to financially support NYBC marketing efforts for PLAS+®SD and made payments totaling $0.4 million under the agreement.

Other Services

In fiscal years 2000 and 1999, the Company received NYBC payments of $46,000 and $45,000, respectively, for scientific research. These amounts were recorded as partner research funding in the accompanying consolidated statements of operations.

The Company purchased $0.2 million, $0.4 million and $0.8 million of production-related materials and supplies from Pall for the fiscal years 2001, 2000 and 1999, respectively.

The Company has an arrangement for scientific consulting services with its Chairman. Under terms of the agreement, the Company paid $0.1 million and $0.03 million in fiscal 2001 and 2000, respectively. During fiscal 2001, the Company purchased $0.1 million in processing services from a company in which the Chairman is an officer and an investor and Ampersand is also an investor.

15. Supplemental Disclosure of Cash Flow Information

Information on cash paid for interest and non-cash investing and financing activities are as follows:

	2001	2000	1999
Cash paid during the year for interest	$276,000	$1,006,000	$1,022,000
Income taxes paid during the year	–	18,000	12,000
Non-cash investing and financing activities:			
Deferral of Red Cross incentive program cost	–	542,000	–
Capital lease obligations incurred for purchase of equipment	259,000	--	--

16. Profit Sharing 401(k) Plans

The Company offers 401(k) savings benefits to substantially all employees. Eligible employees may elect to contribute a portion of their wages to the 401(k) plans, subject to certain limitations. The Company provides a discretionary match to employee contributions. Total Company contributions under the plans were $0.1 million, $0.2 million and $0.2 million in fiscal years 2001, 2000 and 1999, respectively.

17. Commitments and Contingencies

Lease Commitments

Future minimum lease payments under non-cancelable operating leases at December 29, 2001 are as follows:

2002	$ 1,011,000
2003	1,104,000
2004	1,104,000
2005	1,121,000
2006	1,121,000
Thereafter	2,266,000

The Company leases its office facilities and certain equipment under non-cancelable operating leases that expire at various dates through 2009. Rent expense was approximately $1.0 million, $0.9 million and $0.4 million for fiscal years 2001, 2000 and 1999, respectively.

The Company has guaranteed the performance of Precision under capital lease obligations assumed by Precision in the divestiture (see Note 3). The aggregate outstanding payments under these leases totaled approximately $0.8 million at December 29, 2001.

Ethanol Usage Tax

The Company used ethanol within its Plasma Operations as a concentration agent in its plasma fractionation process and in column regeneration for the PLAS+®SD process. Ethanol had been purchased by the Company on the assumption that it is entitled to tax-exempt status based on operations and usage in manufacturing. An application to formalize tax-exempt status has been pending before the U.S. Bureau of Alcohol, Tobacco and Firearms (the "Bureau") since 1998. The Bureau initiated its review in 2000 and requested the Company to pay ethanol excise tax until a determination is made. On advice of counsel, the Company commenced paying the excise tax in October 2000 while the review is in process.

In the event of a determination that the Company is not eligible for tax exemption, the Bureau advised the Company that it would be entitled to a drawback arrangement for alcohol usage. During fiscal year 2001, the Company recovered from the Bureau $2.3 million in drawback claims related to plasma fractionation. The Bureau has disallowed drawback on the PLAS+®SD process and the Company is challenging this decision. Due to the uncertainty of securing drawback rights on PLAS+®SD, the Company has fully reserved all PLAS+®SD-related tax deposits. Management continues to pursue tax-exempt status. In the event the Company is not granted tax-exempt status, management believes that retroactive costs, if any, would not be material to the Company's financial condition and results of operations.

Included in other receivables at December 29, 2001 is $0.5 million representing amounts paid for alcohol excise tax for which the Company has filed or expects to file drawback claims. Approximately $0.3 million was collected subsequent to year end.

Notes to Consolidated Financial Statements

(continued)

18. Quarterly Financial Data

(Unaudited, in thousands, except per share data)

Fiscal 2001 Quarter Ended	December 29, 2001	September 29, 2001	June 30, 2001	March 31, 2001
Processing revenues $	–	$3,419	$7,584	$9,625
Partner research funding	1,414	1,764	1,493	1,593
Net revenues	1,414	5,183	9,077	11,218
Gross margin from processing revenues	–	462	1,968	2,502
Plasma Operations divestiture	1,987	1,087	(9,875)	–
Net loss	(1,928)	(2,695)	(14,346)	(4,451)
Loss per share:				
Basic and diluted	($0.08)	($0.12)	($0.64)	($0.21)

Fiscal 2000 Quarter Ended	December 30, 2000	September 30, 2000	July 1, 2000	April 1, 2000
Processing revenues $	8,477	$8,434	$7,734	$10,800
ARC incentive program	–	–	666	565
Partner research funding	1,614	993	967	456
Net sales	10,091	9,427	9,367	11,821
Gross margin from processing revenues	1,758	1,390	1,137	4,288
Net loss	(4,661)	(4,963)	(4,789)	(568)
Loss per share:				
Basic and diluted	($0.23)	($0.25)	($0.24)	($0.03)

Financial and Operating Highlights

For fiscal years	2001	2000	1999	1998	1997
Total revenues $	26,892	$ 40,710	$ 39,723	$ 36,055	$ 17,043
Loss from operations $	(16,754)	$ (15,245)	$ (40,946)	$ (6,765)	$ (10,748)
Net loss $	(23,420)[1]	$ (14,981)	$ (37,329)[2]	$ (6,400)[3]	$ (11,700)
Basic and diluted net loss per share $	(1.05)	$ (0.75)	$ (2.78)	$ (0.61)	$ (1.62)
Weighted average shares outstanding	22,316	19,860	13,405	10,454	7,241

At year end	2001	2000	1999	1998	1997
Cash and short-term investments $	25,281	$ 7,768	$ 26,886	$ 35,264	$ 5,250
Total assets $	43,230	$ 63,729	$ 78,098	$ 75,225	$ 38,167
Long-term obligations, less current portion $	4,491	$ 4,791	$ 7,701	$ 11,055	$ 15,318
Stockholders' equity $	32,788	$ 45,157	$ 55,385	$ 53,635	$ 11,678

(1) Includes in 2001 a $6.8 million loss on the Plasma Operations divestiture.

(2) Includes in 1999 a charge of $33.0 million for the write off of in-process research and development and a charge of $2.2 million for R&D restructuring, both related to the merger with Pentose. Also includes a charge of $2.6 million for the voluntary recall of certain lots of PLAS+®SD. Finally, net loss includes a credit of $3.5 million for an insurance settlement related to a 1996 plasma loss.

(3) Includes in 1998 a $2.2 million charge related to a stock purchase by Pall Corporation in connection with the research collaboration.

Directors

Samuel K. Ackerman, M.D.
Chairman of the Board,
Chief Scientific Officer, Vitex;
President and CEO,
Cyclis Pharmaceuticals, Inc.

John R. Barr
Executive Committee Member,
Director,
President and
Chief Executive Officer, Vitex

Richard A. Charpie, Ph.D.
Executive Committee Member, Finance
Director, Vitex;
Managing General Partner,
Ampersand Ventures

Jeremy Hayward-Surry
Director, Vitex;
President, Pall Corporation

David Tendler
Executive Committee Member, Vitex;
President and Chief Executive Officer,
Tendler Beretz LLC

Irwin Lerner
Director, Vitex;
Former Chairman of the Board
and Chief Executive Officer,
Hoffmann-LaRoche Inc.

Peter D. Parker
Director, Vitex;
General Partner, Ampersand Ventures

Damion E. Wicker, M.D.
Director, Vitex;
General Partner, JP Morgan Partners

Doros Platika, M.D.
Director, Vitex;
Chairman of the Board,
Curis, Inc.

Joseph M. Limber
Director, Vitex;
President and Chief Executive Officer,
ACLARA Biosciences, Inc.

Officers

John R. Barr
President and Chief Executive Officer

Bernadette L. Alford, Ph.D.
Executive Vice President, Development,
Regulatory and Clinical Affairs

Thomas T. Higgins
Executive Vice President, Operations
and Chief Financial Officer

Scientific Advisory Board

Walter Dzik, M.D.
Chairman, Vitex Scientific
Advisory Board; Associate Professor
of Pathology; Co-Director, Blood
Transfusion Service, Massachusetts
General Hospital

Michael P. Busch, M.D., Ph.D.
Vice President, Research, Blood Centers
of the Pacific; Blood Systems, Inc.;
Adjunct Professor, Laboratory Medicine,
University of California, San Francisco;
President, Blood Systems Foundation

Harvey Klein, M.D.
Chief Director of Transfusion
Medicine, The National Institutes of
Health Clinical Center; President,
American Association of Blood Banks

Steven H. Kleinman, M.D.
Clinical Professor, Pathology, University
of British Columbia

David Onions, Ph.D.
Professor, Department of Veterinary
Pathology, University of Glasgow;
Director, Business Development,
Q-One Biotech

Chris Prowse, M.D.
Research Director, Scottish National
Blood Transfusion Service

John W. Semple, Ph.D.
Associate Professor, University of
Toronto; Staff Scientist, Department of
Laboratory Medicine and Pathobiology,
St. Michael's Hospital

Executive Office

134 Coolidge Avenue
Watertown, Massachusetts 02472
Phone: 617-926-1551
Fax: 617-923-2245
www.vitechnologies.com

Corporate Counsel

Palmer & Dodge LLP
Boston, Massachusetts

Independent Auditors

KPMG LLP
Boston, Massachusetts

Registrar and Transfer Agent

American Stock Transfer and Trust Company
59 Maiden Lane
New York, New York 10038
Phone: 718-921-8200

Annual Report on Form 10-K

Copies of the Company's Form 10-K filed with the Securities and Exchange Commission for the year-ended December 29, 2001, or additional Company information, can be obtained without charge by contacting:

V.I. Technologies, Inc.
134 Coolidge Avenue
Watertown, Massachusetts 02472
ATTN: Investor Relations Department
Phone: 617-926-1551
Fax: 617-923-2245
www.vitechnologies.com

Annual Meeting of Stockholders

Vitex's Annual Meeting of Stockholders will be held on Monday, June 17, 2002 at 10:00 a.m. at:

Palmer & Dodge LLP
111 Huntington Ave.
Boston, Massachusetts 02199

Stock Listing

Vitex is listed on the Nasdaq National Market System under the symbol "VITX."

Stock Market Information

The quarterly high and low market prices in 2001 were as follows:

Quarter	High	Low
First Quarter	$ 7.38	$ 4.38
Second Quarter	12.85	6.40
Third Quarter	11.45	4.62
Fourth Quarter	9.55	5.20

The quarterly high and low market prices in 2000 were as follows:

Quarter	High	Low
First Quarter	$ 12.00	$ 5.88
Second Quarter	9.00	4.00
Third Quarter	7.56	5.12
Fourth Quarter	6.75	3.75

As of March 30, 2002 there were 22,745,529 shares of Common Stock outstanding. As of that date, there were 54 stockholders of record. No cash dividends have been previously paid on Vitex's Common Stock, and none are anticipated in 2002.

vitex

V.I. TECHNOLOGIES, INC
134 Coolidge Avenue
Watertown, MA 02472

phone 617-926-1551
fax 617-923-2245

www.vitechnologies.com